

Mail Stop 3030

December 23, 2008

VIA U.S. MAIL and FACSIMILE (818) 780-6677

Derrick Romine
Chief Financial Officer
Cardo Medical, Inc.
8899 Beverly Blvd., Suite 619
Los Angeles, CA 90048

>   **Re: Form 10-K for the fiscal year ended June 30, 2008**
>   **Filed September 29, 2008**
>   **File No. 000-21419**

Dear Mr. Romine:

We have reviewed your filing and have the following comments. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting. Specifically, we have reviewed your filing to determine if you conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulations S-K. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2008

Item 9A(T) Controls and Procedures, page 8

1.   It appears that your management has performed an assessment of disclosure
        controls and procedures (DCP) but it does not appear that your management has
        concluded on its assessment of internal control over financial reporting (ICFR) as
        of June 30, 2008. Since you were required to file or filed an annual report for the
        prior fiscal year, it appears you are required to report on your management's
        assessment of internal control over financial reporting. Note that DCP and ICFR
        require two separate and distinct assessments and conclusions.

        If your management has not yet performed its assessment, we ask that you
        complete your evaluation and amend your filing within 30 calendar days to
        provide the required management's report on internal control over financial
        reporting. Alternatively, please revise to provide a clear conclusion on your
        assessment of ICFR as of June 30, 2008 in compliance with Section 404(a) of the
        Sarbanes-Oxley Act.

        In performing your evaluation, you may find the following documents helpful:

                ▪   the Commission's release *Amendments to Rules Regarding
                    Management's Report on Internal Control Over Financial Reporting*
                    (Securities Act Release 8809/Financial Reporting Release 76). You
                    can find this release at:
                    http://www.sec.gov/rules/final/2007/33-8809.pdf;

                ▪   the Commission's release *Commission Guidance Regarding
                    Management's Report on Internal Control Over Financial Reporting
                    Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934
                    (Securities Act Release 8010/Financial Reporting Release 77). You
                    can find this release at
                ▪   http://sec.gov/rules/interp/2007/33-8810.pdf; and

                ▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business"
                    brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

        Please note that the failure to perform management's assessment adversely affects
        the company's and its shareholders ability to avail themselves of rules and forms
        that are predicated on the current or timely filing of Exchange Act reports. For
        further information regarding these impacts, please see Compliance and
        Disclosure Interpretation 115.02, which you can find at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In addition, please evaluate whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and, as appropriate, revise your conclusion of the effectiveness of disclosure controls and procedures at June 30, 2008. In particular, please consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

2. Please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that has <u>materially affected</u>, or that is reasonably likely to <u>materially affect</u>, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3671 if you have questions.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant